Exhibit 99.2

 INVESTORpresentation  May 2020

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For example, Evogene is using forward-looking statements in this presentation when it discusses its near-term value drivers, including statements to the effect that it will reach commercialization, regulatory approval or enter into collaboration agreements; its milestones for each of 2020, 2021 and 2022; its belief that its diverse portfolio mitigates the risk associated with each individual opportunity within its portfolio and in its product pipeline; and its estimated cash usage for its year ending December 31, 2020.  For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA and other securities laws. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom, the extent of Evogene continuing to maintain its holdings in its subsidiary companies, whether Evogene is able to comply with regulatory requirements, the degree of Evogene’s success at adapting to the continuous technological changes in its industries, and those factors and risks described in greater detail in Evogene’s Annual Report on Form 20-F and in other reports it files and furnishes with the U.S. Securities and Exchange Commission and the Israel Securities Authority from time to time. In addition, Evogene relies, and expects to continue to rely, on third parties to conduct certain activities, such as its field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene may experience significant delays in the conduct of its activities. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.    2

Agenda

- Introduction
- Fields of activity
- Technology
- Summary

Annex I - Evogene's Main Subsidiaries

Annex II - Financial Fundamentals



DECODING BIOLOGY 3

 4  Introduction

 Our Vision  5  DECODING BIOLOGY  Revolutionizing life-science product development utilizing cutting edge computational biology technologies.

 Ag-chemicalsIndustry  Life-science product development challenges  High cost, long time-to-market and low probability of success  6  Pharmaceutical Industry  Discovery anddevelopment costsof a new cropprotection product  Time to developa new cropprotection product    1995  2000  2005-8  2010-15  Number of years between the firstsynthesis and first sale of product  8.3  9.1  9.8  11.3  CDER’S* annual noveldrug approvals:2010-2019  Worldwide totalpharmaceutical R&Dspend in 2010-2024  Source: Phillips McDougall, 2016  Source: Phillips McDougall, 2016  Source: U.S. Food and Drug Administration  Source: Evaluate Pharma May 2019  *Center for Drug Evaluation and Research

 The opportunity  Utilize comprehensive and integrated computational biology to substantially increase the probability of success, while reducing the time and cost of life-science product development.  7  HUMAN HEALTH  Agriculture  industrial applications

 When biology meetsdisruptive technologies;introducing–   platform  8  BIG DATA  BIOLOGY  AI  Incorporating deep scientific understandings together with big data and advanced artificial intelligence technologies (AI), seeking to successfully discover & develop novel life-science based products.    - Computational Predictive Biology  Developed over two decades at an investment of tens of millions of dollars and validated through collaborations with industrial leaders

The power of the CPB platform

Discovery
Computational selection of the most promising candidates to initiate the product development process.

Development
Computational driven solution addressing optimization development challenges for the selected candidates, supporting the way to successful commercialization.


BIOLOGY
BIG DATA
AI

evogene
DECODING BIOLOGY 9

 Tailor-made solutions for product development   The CPB platform provides tailor-made solutions for discovery and development for life-science products based on the following three core components:MicrobesSmall molecules Genetic elements   10  MICROBES  GENETIC ELEMENTS  SMALL MOLECULES        MicroBoostAI    CHEMPASSAI    GENERATORAI

Business Model



1 Collaborations

Joint development with leading companies for defined products utilizing Evogene's unique solution. Later-stage development and commercialization of the product will likely be done by the partner.

Potential revenue for Evogene

- Licensing and research payments
- Milestone payments
- Revenue sharing

2 Subsidiaries

Establish independent entities focusing on a defined commercial field with an exclusive license to use Evogene's unique solutions for product development. The subsidiary may develop and commercialize products independently or through strategic collaborations.

Potential revenue for Evogene

- Licensing and research payments
- Consolidated revenues
- Dividends (subject to profits generated by subsidiary)
- Sale of equity

DECODING BIOLOGY 11

 12  Fields of activity

 INDUSTRIAL APPLICATIONS  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    13      Potential fields of activity    MicroBoostAI    CHEMPASSAI    GENERATORAI

Current life-science based products under development





MICROBOOSTAI
CHEMPASSAI
GENERATORAI
CPB

	HUMAN HEALTH	AGRICULTURE	INDUSTRIAL APPLICATIONS
MICROBES	Microbiome based Therapeutics	Ag-Biologicals	
SMALL MOLECULES		Ag-Chemicals	
GENETIC ELEMENTS	Medical Cannabis	Seed Traits	Ag-solutions for castor oil production

evogene
DECODING BIOLOGY 14

 INDUSTRIAL APPLICATIONS  AGRICULTURE  HUMAN HEALTH            MICROBES          SMALL MOLECULES          GENETIC ELEMENTS    Development & commercialization through subsidiaries and collaborations  15      Seed Traits [division]    MicroBoostAI    CHEMPASSAI    GENERATORAI

Subsidiaries - expected main near-term value drivers

	2020		2021		2022
BIOMICA	Extend pre-clinical study in immuno-oncology program	Initiate first GMP production of drug candidates in immuno-oncology program	Extend pre-clinical study in Inflammatory Bowel Disease (IBD) program	Proof of concept, first in man study, in the immuno-oncology program	Collaboration
CANONIC *	Engagement with commercial partners for cultivation and production	Demonstrate yield improvement in cannabis lines under development	Pre-commercial activity towards commercialization in 2022	Demonstrate clinical effects of a developed line, based on dedicated research with a medical institution	INITIAL SALES
agPlenus	Sign collaboration based on pre-Lead candidates from herbicide program	Reach a 'Lead' in herbicide program	Reach a POC for a herbicide tolerance gene trait, for a 'Lead' herbicide in development	Licensing agreement of 'Lead' herbicide candidate	Collaboration
lavie bio	Advance phase in bio-pesticide & bio-stimulant programs	File for regulatory approval for a wheat bio-stimulant product	Receive regulatory approval for a wheat bio-stimulant product	Advance a wheat bio-stimulant product to pre-commercial activities with early-adopter farmers	INITIAL SALES

Pipeline · Regulation · Collaboration · INITIAL SALES Commercialization

* Additional milestone on slide 35

evogene
DECODING BIOLOGY 16

 17  Technology

               18    Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch  Candidate Selection    ProductDefinition              Discovery  Development  The challenge in creatinglife-science based products

               19    Candidate Selection    ProductDefinition          Common practiceDiscovery – selection of product candidates mainly addressing efficacy   The challenge in creatinglife-science based products  Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

The **challenge** in creating life-science based products

Common practice

Discovery – selection of product candidates mainly addressing efficacy

Development – inefficient optimization & difficulty in addressing a single challenge without impairing others

⬇

- X Low probability of success
- X Long time to market
- X High development costs





Product Definition
Candidate Selection
Efficacy
Safety
Selectivity
Shelf-life
Other
Product Launch

evogene DECODING BIOLOGY 20

Efficacy
Stability
Shelf-life
Safety
Other

Evogene's solution: Discovery

A multi-attribute computational selection of product candidates, addressing relevant challenges using dedicated training data sets and AI.



Product Definition ➔ **Candidate Selection** — Efficacy ✓ — Safety ✓ — Selectivity ✓ — Shelf-life ✓ — Other ✓ — **Product Launch**

evogene

DECODING BIOLOGY 21

 Evogene's solution:Development  22    Candidate Selection  ProductDefinition          A multi-attribute computational analysis, addressing a specific development challenge of the selected candidate, without impairing its ability to address other product attributes.                Efficacy  Safety  Selectivity  Shelf-life  Other  ProductLaunch

 23  Evogene’s tailor-made solution   DevelopmentComputational driven solution for guiding and assessing the optimization process of the selected core component, without impairing other key product attributes.   DiscoveryComputational prediction of candidates, to serve as the product’s core-component, addressing multiple key product attributes.          MicroBoostAI    CHEMPASSAI    GENERATORAI

 24  summary

Evogene group

CPB

evogene
DECODING BIOLOGY

Human Health



BIOMICA

Microbiome based Therapeutics

- Immuno-oncology
- GI- gastrointestinal-related disorders
- MDRO – multi-drug resistant organisms

90%*

CANONIC

Medical Cannabis

- Stable high yield of specific compounds
- Stable high yield of total compounds

100%*

Agriculture



agPlenus

Ag Chemicals

- Herbicides
- Insecticides
- Fungicides

100%*

lavie bio

Ag Biologicals

- Bio-Stimulants
- Bio-Pesticides

72%*

Seed Traits

- Yield improvement and drought tolerance
- Plant disease
- Insect control

Internal division of Evogene

Industrial Applications

casterra

Castor Oil Production

- Castor seeds & growth protocol

100%*

*Evogene holdings in its applicable subsidiaries

evogene DECODING BIOLOGY 25

Investment highlights



Technological platform and diverse product portfolio to mitigate the risk associated with life-science investments

Evogene offers the opportunity to invest in the technology of tomorrow, while its and its subsidiaries' diverse and advanced product portfolios may mitigate the risk associated with an individual opportunity.

Value creation through subsidiary

Example #1

In August 2019, Lavie Bio, secured a strategic investment from Corteva:

- $10 million dollars in cash, and transfer of Corteva Inc.'s holdings in its subsidiary, Taxon Biosciences.
- in exchange for ~ 28% of Lavie Bio's shares.

Value creation through subsidiary

Example #2

Wholly owned subsidiary, AgPlenus, recently entered into a strategic collaboration with Corteva for the development of a new MoA (Mode-of-Action) herbicide.

Significant milestones expected

Biomica - Proof of concept, first in man study, in the immuno-oncology program, expected in 2021.

Canonic - Pre-commercial activity expected in 2021. Commercialization expected in 2022.

AgPlenus – Reach 'Lead' chemical, the basis for a new MoA herbicide, expected in 2020.

Lavie Bio – Advancement of a wheat bio-stimulant to pre-commercial activities with early-adopter farmers, expected in 2021. Commercialization expected in 2022.

evogene DECODING BIOLOGY 26

 THANK You!

 Annex I:Evogene’s Main Subsidiaries  28

 Human health  BIOMICA | CANONIC  29

BIOMICA | Human Microbiome

Biomica's Mission

Discovery and development of novel therapies for microbiome-related human disorders using computational biology.

Product Pipeline

Immuno-oncology

BMC121 | Combination therapy for cancer with checkpoint inhibitors

BMC127 | Combination therapy for cancer with checkpoint inhibitors

GI related disorders

BMC321 | Inflammatory Bowel Disorder (IBD)

BMC322 | Inflammatory Bowel Disorder (IBD)

BMC426 | Irritable Bowel Syndrome (IBS)

MDRO (Multi Drug resistant organisms)

BMC201 | Clostridioides difficile infection (CDI)

evogene

DECODING BIOLOGY 30

BIOMICA

Immuno-Oncology Program – Preparation towards the anticipated first in man proof of concept clinical trials

(January 2020)

Biomica Enters New Agreement with Biose Industrie for Scale-up and GMP Production of Drug Candidates BMC121 & BMC127 for its Immuno-Oncology Program

The scale-up and GMP batch production is to support the preparation towards the anticipated first in man proof of concept clinical trials

Rehovot, Israel – January 13, 2020

Biomica, an emerging biopharmaceutical company developing innovative microbiome-based therapeutics, and a subsidiary of Evogene Ltd. (NASDAQ, TASE: EVGN), announced today that it has entered a service agreement with Biose Industrie, a France based CDMO, for the scale-up production of its drug candidates, microbial consortia BMC121 & BMC127 for its Immuno-Oncology program. This agreement will accelerate the Company's Immuno-Oncology program which is currently planned to enter the clinic in 2021 for proof of concept studies.

Biose Industrie is a drug-GMP certified manufacturer of bacteria-based APIs and clinical and commercial products. Biomica engaged with Biose for the scale-up development and GMP production of a clinical batch of its drug candidates.

evogene DECODING BIOLOGY 31

 Milestones  Extend pre-clinical study in immuno-oncology program.Initiate first GMP production of drug candidates immuno-oncology program.  32  Proof of concept, first in man study, in the immuno-oncology program.Extend pre-clinical study in IBD program.  2020  2021

CANONIC | Medical Cannabis

Canonic's Mission

Commercialize precise & stable medical cannabis products for better therapeutic effects using computational biology.

Product Pipeline

MetaYield

Stable enhancement of total plant compounds

- Increased compounds per plant
- Increased compounds per area

Precise

Stable enhancement of specific active compounds

- Medical indication focus
- Compound profile focus

evogene

DECODING BIOLOGY 33

CANONIC

Initiation of Breeding and Cultivation of Cannabis Varieties with Unique Genomic Profiles

(November 2019)

Canonic Announces Initiation of Cultivation and Breeding of Cannabis Varieties with Unique Genomic Profiles for the Development of Medical Cannabis Products

This announcement follows successfully importing a collection of widely genetically diverse cannabis lines, establishing specialized R&D facilities, and receiving regulatory approval from the Israeli Medical Cannabis Agency (IMCA)

Rehovot, Israel – November 6, 2019

Canonic, a wholly owned subsidiary of Evogene Ltd. (NASDAQ, TASE: EVGN) focused on the development of medical cannabis products, announces today the initiation of its cultivation and breeding program of cannabis varieties with unique genomic profiles for the development of medical cannabis products. The initiation of cannabis cultivation follows: (1) successfully importing widely genetically diverse cannabis lines originating from different territories, (2) establishment of cannabis dedicated R&D facilities, including greenhouses, a molecular lab and tissue culture rooms and (3) receipt of the required regulatory approvals from the Israeli Medical Cannabis Agency (IMCA).

evogene DECODING BIOLOGY 34

 Milestones  Demonstrate yield improvement incannabis lines under development.Engagement with commercial partners for cultivation and production.Conduct pre-clinical studies to support the development of Canonic’s medical cannabis products.  35  Pre-commercial activity with firstcannabis variety towards commercialization in 2022.Demonstrate clinical effects of Canonic varieties based on dedicated research with a medical institution.  2020  2021

 Agriculture  AgPlenus | Lavie Bio  36

 AgPlenus Mission  Design of next generation effective, sustainable and safer crop protection products by leveraging computational biology.  37  Product Pipeline  Herbicide  Novel MOA (Mode-of-Action)  Existing MOA optimization  | Ag-Chemicals  Insecticide  Novel SoA (Site-of-Action)  AI optimization  Fungicide  Existing MOA optimization

Strategic collaboration with Corteva for the development of novel herbicides

(March 2020)

Corteva Agriscience and AgPlenus Announce Collaboration for the Development of Novel Herbicides

Collaboration to address rise in global weed resistance using Corteva's product discovery and development expertise and AgPlenus' internal novel herbicide pipeline

Wilmington, DE., USA and Rehovot, Israel – March 25, 2020

Corteva Agriscience (NYSE: CTVA), a leading pure-play agriculture company, and AgPlenus, a subsidiary of Evogene Ltd., (NASDAQ: EVGN, TASE: EVGN), today announced that they have entered into a multi-year collaboration for the development of novel herbicides. The collaboration will combine Corteva's strengths in crop protection product discovery and development with AgPlenus' expertise in designing effective and sustainable crop protection products using predictive biology.

By leveraging their complementary expertise, Corteva and AgPlenus will address the rise of global weed resistance, created in-part by the absence of new modes of action (MoAs) for weed control over the past 30 years. Successful products resulting from the collaboration will enter a multi-billion-dollar market.

evogene DECODING BIOLOGY 38

 Milestones  39    Reach a POC for a herbicide tolerance gene trait, for a ‘Lead’ herbicide in development. Licensing agreement of ‘Lead’ herbicide candidate.  2020  2021  Sign collaboration based on pre-Lead candidates from herbicide program.Reach a ‘Lead’ in herbicide program.

 Lavie Bio Mission  Improve food quality, sustainability and agricultural productivity through the introduction of microbiome based ag-biological products using computational biology.  40  Product Pipeline  Bio-Stimulants      Wheat      Corn      Bio-Pesticides      Mildew, fruit rots      Fusarium and seedlings disease      Bio-Insecticides          | Ag Biologicals

Corteva Investment in Lavie Bio

Corteva's investment included its holdings in its wholly owned subsidiary Taxon Biosciences and $10 million to Lavie Bio.

(August 2019)

Corteva Agriscience to Invest in Evogene's Agriculture Biologicals Subsidiary, Lavie Bio

Investment Includes Equity and Corteva's Shares in Taxon Biosciences for Shares in Lavie Bio

Wilmington, Del., USA and Rehovot, Israel – Aug. 7, 2019

Corteva, Inc. (NYSE: CTVA), a leading pure-play agriculture company, and Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today that Corteva will make an investment in Evogene's agriculture biologicals subsidiary, Lavie Bio (Lavie). The transaction includes the exchange of all shares of Corteva's wholly owned subsidiary Taxon Biosciences along with an equity investment by Corteva in Lavie. As consideration for the Taxon Biosciences shares and equity investment, Corteva will be issued approximately 30 percent of Lavie's equity while Evogene will hold approximately 70 percent of Lavie's equity.

Taxon Biosciences' capabilities are expected to provide significant synergetic value to Lavie and accelerate the development of Lavie's products. Taxon Biosciences' assets, including a large microbial collection and product candidate pipeline, will be integrated into Lavie's pipeline, accelerating Lavie's 'biology driven design' approach and its product development.

evogene DECODING BIOLOGY 41

Milestones  42    Receive regulatory approval for a wheat bio-stimulant product. Advancement of a wheat bio-stimulant to pre-commercial activities with early-adopter farmers.  2020  2021  Advance phase in bio-pesticide & bio-stimulant programs. File for regulatory approval for a wheat bio-stimulant product.

 Annex II:Financial Fundamentals  43

 Key Financials:Balance Sheet  Key Points:Consolidated cash position: ~$47 million as of 31.12.2019 No debtEstimated net cash usage for 2020 (without Lavie Bio):$14-$16 millionListed on TASE (2007) and NASDAQ (2013)  44  Thousands of US $  31.12.2019  31.12.2018  Current Assets  49,027  55,488  Long-Term Assets  22,337*  3,206  Total Assets  71,364  58,694  Current Liabilities  5,729  5,431  Long-Term Liabilities  5,418  2,957  Equity attributable to equity holders of the Company   50,144  50,053  Non-controlling interest   10,073  253  Total Liabilities & Shareholders Equity  71,364  58,694    *~$17 million attributed to intangible assets (net) following Corteva’s investment in Lavie Bio  44